Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

June 23, 2008

Via EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:      Westcore Trust (the “Registrant”)

            File Nos. 002-75677; 811-03373

            Post-Effective Amendment No. 64

Dear Mr. Greene:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the U.S. Securities and Exchange Commission (the “Staff”) on June 3, 2008 and June 11, 2008 to Post-Effective Amendment No. 64 (“PEA 64”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

June 3, 2008 Staff Comments:  PEA 64 – General

1.         Staff Comment:  Please verify there was a Fidelity Bond filing made by the Registrant in 2006.

Registrant’s Response:  The Registrant filed the 2006 Fidelity Bond on April 5, 2007 and kindly directs the Staff to correspondence from Registrant’s counsel dated April 5, 2007 detailing the purpose of the April 5, 2007 electronic filing.  A copy of the correspondence is attached hereto for convenience of reference.

2.         Staff Comment:  The last sentence of the Registrant’s April 2, 2008 cover letter included with PEA 64 implies that the filing contains multiple new series of the Registrant.  Please clarify.

Registrant’s Response:  The Registrant confirms that the filing contains only one series of the Trust – the Westcore Micro-Cap Opportunity Fund (the “Fund”).

June 3, 2008 Staff Comments:  PEA 64 – Prospectus

3.         Staff Comment:  Please change the font of the red herring legend on the front cover of PEA 64 to comply with plain English Rule 421(d) of the Securities Act of 1933, as amended (the “1933 Act”).

Registrant’s Response:  Pursuant to Rule 481(b) of the 1933 Act, the front cover of Registrant’s Post-Effective Amendment No. 67 (“PEA 67”) does not contain the red herring legend as PEA 67 will not be used prior to effectiveness.  The Registrant will comply with the requirements of Rule 421(d) of the 1933 Act in all future filings.

4.        Staff Comment:  Please verify whether investing in mortgage-backed, asset-backed or other structured securities, such as collateralized debt offerings, is a principal investment strategy of the Fund; if so, please add the required disclosure in the “Risk/Return Summary” section of the Prospectus.

Registrant’s Response:  The Registrant confirms that investing in mortgage-backed, asset-backed or other structured securities, such as collateralized debt offerings, currently is not a principal investment strategy of the Fund.

5.        Staff Comment:  In the “Risk/Return Summary” section on page 3 of PEA 64, please expand on the type of “securities” of companies whose stock is traded on U.S. markets.  In addition, please use the disclosure regarding emerging markets risks discussed on page 9 of the SAI under the heading “Emerging Markets and Developing Countries” to expand the disclosure in the “Risk/Return Summary” section regarding “foreign exposure risk” with respect to emerging markets.

Registrant’s Response:  The Registrant has revised the disclosure regarding “foreign exposure risk” under “What are the principal risks of investing in the Fund”on page 2 of PEA 67 to read:

In addition, although the Fund normally focuses on the equity securities of companies whose stock is traded on U.S. markets, companies may be impacted by special risks either from being incorporated in a foreign country or having significant business operations abroad.  These risks will vary from time to time and from country to country, especially if the country is considered an emerging market or developing country, and may be different from or greater than the risks associated with investing in developed countries.  These risks may include, but are not limited to, significant currency devaluation relative to the U.S. dollar, restrictions on the Fund’s ability to repatriate investment income or capital, less government regulation and supervision, less public information, less economic, political and social stability and adverse changes in diplomatic relations between the United States and that foreign country (foreign exposure risk).

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6.         Staff Comment:  In the “Bar Charts and Performance Tables” section on page 3 of PEA 64, please confirm that the Fund only has one class – the retail class – and change the disclosure accordingly.

Registrant’s Response:  The Registrant confirms that the Fund has only one class of securities – the retail class – and has revised the disclosure on page 2 of PEA 67 to read:

Performance history will be available for the Fund once it has been in operation for one calendar year.

7.         Staff Comment:  In the “Fees and Expenses of the Fund” section on page 4 of PEA 64, please confirm whether the investment adviser or any of its affiliates can recover any waiver reimbursements; if so, please change the disclosure accordingly.

Registrant’s Response:  The Registrant confirms that neither the Fund’s investment adviser, Denver Investment Advisors LLC nor any of its affiliates has the right to recover waived fees or reimbursed expenses.

8.         Staff Comment:  In the “General Portfolio Policies” section on page 5 of PEA 64 in the last sentence under the heading “Illiquid Investments,” please disclose what types of securities are considered “certain restricted securities.”  Please also add disclosure to the effect that from time to time and under certain market conditions, these restricted securities may be deemed illiquid.

Registrant’s Response:   The Registrant has revised the disclosure on page 4 of PEA 67 to read:

Under procedures adopted by the Trust’s Trustees, certain restricted securities, such as Rule 144A securities, may be deemed to be liquid and will not be counted toward this 15% limit.  From time and time and under certain market conditions, these deemed liquid restricted securities may be subsequently reviewed and deemed illiquid based on such market conditions.

9.         Staff Comment:  In the “General Portfolio Policies” section on page 5 of PEA 64 in the last sentence of the first paragraph under the heading “Other Investment Companies,” please confirm whether there are any limitations for purchases with regards to any affiliated money market funds; if so, please discuss in your response.

Registrant’s Response:   The Registrant confirms that the Fund does not have any affiliated money market funds at this time and should the Fund have affiliated money market funds in the future, it will take all necessary actions required to comply with the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registrant has revised the disclosure on page 4 of PEA 67 to read:

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The Fund may invest cash holdings in money market funds as permitted under Section 12(d)(1) of the 1940 Act and the rules promulgated under that section.

10.       Staff Comment:  Please confirm whether the footnotes in the “Investment Minimums” table on page 9 of PEA 64 and any other footnotes in PEA comply with the font size requirements of Rule 420 of the 1933 Act.

Registrant’s Response:  The Registrant has changed all font sizes of the footnotes contained in PEA 67 to conform to the requirements of Rule 420 of the 1933 Act.

11.      Staff Comment:  In the first bullet under the heading “Additional Information on Telephone and Online Service” on page 13 of PEA 64, please disclose what kind of accounts are meant by the phrase “certain accounts opened through Service Organizations”; i.e., do these accounts include Uniform Gifts for Minors Act accounts, joint accounts, street accounts and/or other types of accounts; if so, please expand the disclosure to include the specific types of accounts.

Registrant’s Response:  The Registrant confirms, for operational reasons, that the Fund is unable to grant automatic telephone and online transaction privileges to shareholders who open accounts through “Service Organizations,” which are defined on page 19 of PEA 67 as accounts a shareholder has with a financial intermediary.  The Registrant has revised the first bullet point disclosure on page 12 of PEA 67 to read:

▪    All shareholders (except for accounts opened through Service Organizations and certain retirement accounts) are automatically granted automatic telephone and online transaction privileges unless they decline them explicitly on their account application or in writing to Westcore Funds.  These accounts opened through Service Organizations and certain retirement accounts may or may not have such privileges, depending on the privileges made available by that Service Organization or retirement plan administrator.

12.       Staff Comment:  In the second sentence of the second paragraph under the heading “Security Issues” on page 13 of PEA 64, please verify the accuracy of “will not be responsible...” as opposed to “may not be responsible...” (Emphasis added).

Registrant’s Response:  The Registrant has revised the disclosure on page 13 of PEA 67 to read:

The Fund believes that these procedures are reasonably designed to prevent unauthorized telephone or online transactions, and the Fund and its agents will not be responsible for any losses resulting from unauthorized telephone or online transactions when these procedures are followed and the Fund reasonably believes that the transaction is genuine.

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13.       Staff Comment:  In the second sentence of the second bullet under the heading “Frequent Trading Policies and Procedures” on page 15 of PEA 64, please confirm that the “transactions” referred to in this sentence do not include redemption transactions.  Please also add disclosure regarding Rule 22c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Registrant’s Response:  The Registrant has revised the disclosure on page 14 of PEA 67 to read:

Purchase or exchange orders accepted by a financial intermediary in violation of the Fund’s Frequent Trading policies are not deemed accepted by the Fund and may be cancelled or revoked on the next business day following receipt by the financial intermediary.

            In addition, the Registrant has added the following disclosure on page 15 of PEA 67:

In addition, under Rule 22c-2 of the 1940 Act, the Fund has entered into agreements with financial intermediaries obligating such financial intermediaries to provide, upon the Fund’s request, certain information regarding their customers and their customers’ transactions in shares of the Fund.  However, there can be no guarantee that all short-term trading will be detected in a timely manner, since the Fund will rely on the financial intermediaries to provide the trading information, and the Fund cannot be assured that the trading information, when received, will be in a form that can be quickly analyzed or evaluated by the Fund.

14.       Staff Comment:  In the sentence under the heading “Involuntary Redemptions” on page 16 of PEA 64, please tighten the disclosure so that it directly relates to the Fund.

Registrant’s Response:  The Registrant has revised the disclosure on page 16 of PEA 67 to read:

The Fund reserves the right to close an account if the shareholder is deemed to engage in activities relating to the Fund that are illegal or otherwise believed to be detrimental to the Fund.

June 3, 2008 Staff Comments:  SAI included in PEA 64 (“SAI PEA 64”)

15.      Staff Comment:  With respect to No. 5 on page 2 of SAI PEA 64 in the “Investment Limitations” section, please disclose what kind of loans the Fund may make in accordance with its lending policy.

Registrant’s Response:   The Registrant directs the Staff’s attention to the sentence following No. 7 of the investment limitations on page 2 of the SAI PEA 67 that currently reads:  “For the purposes of limitation No. 5, permissible lending activities include the lending of portfolio securities subject to and in accordance with policies adopted by the Board of Trustees.”

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16.       Staff Comment:  With respect to No. 7 on page 2 of SAI PEA 64 in the “Investment Limitations” section, there appears to be an inconsistency between the first part of No. 7 (that the Fund may not “concentrate investments in a particular industry or group of industries as concentration is defined under the 1940 Act” and subsection (a) in the parenthetical (that the Fund may “concentrate in accordance with the 1940 Act, the rules or regulations thereunder....”); please clarify in the disclosure.   With respect to subsection (b), concentration “in obligations issued or guaranteed by the United States government, its agencies, or instrumentalities” is not a “particular industry” or “group of industries;” please revise the disclosure.

Registrant’s Response:   The Registrant has revised No. 7 on page 2 of SAI PEA 67 to read:

The Fund may not:

. . . .

7.     concentrate investments in a particular industry or group of industries as concentration is defined under the 1940, the rules or regulations thereunder or applicable orders of the SEC, and any applicable exemptive relief, as such statute, rules, regulations, or orders may be amended from time to time.

17.      Staff Comment:  In the first paragraph under the heading “Equity Securities” on page 3 of SAI PEA 64 in the “Types of Investments and Associated Risks” section, please explain in your response what equity securities are included in “other securities with equity characteristics.”

Registrant’s Response:  The Registrant has revised the disclosure on page 3 of SAI PEA 67 to read:

Equity securities generally include common stocks, preferred stocks, securities convertible into common or preferred stocks, warrants to purchase common or preferred stocks and depositary receipts or foreign equivalents of common or preferred stocks.

18.       Staff Comment: In the first paragraph under the heading “Options” on page 7 of SAI PEA 64 in the “Types of Investments and Associated Risks” section, please confirm that “secured put options issued by the Options Clearing Corporation” are traded over-the-counter.

Registrant’s Response:  The Registrant has revised the disclosure on page 7 of SAI PEA 67 to read:

The Fund may purchase put and call options and may write covered call and secured put options issued by the Options Clearing Corporation that are listed on a national securities exchange.

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19.       Staff Comment: In the fifth paragraph under the heading “Options” on page 7 of SAI PEA 64 in the “Types of Investments and Associated Risks” section, please explain in your response what “secured put options” are.

Registrant’s Response:  As discussed in the second paragraph under the heading “Options” on page 7 of SAI PEA 64, writing a “secured put option” means that the Fund maintains in a segregated account with its custodian cash or U.S. Government securities in an amount not less than the exercise price of the option at all times during the option period.

20.       Staff Comment:  In the second paragraph under the heading “Depositary Receipts” on page 10 of SAI PEA 64 in the “Types of Investments and Associated Risks” section, please confirm whether investing in “unsponsored depositary receipts” is a principal investment strategy of the Fund; if so, please add the required disclosure in the “Risk/Return Summary” section of the Prospectus.

Registrant Response:  The Registrant has added the following disclosure in the “Risk/Return Summary” under “What are the principal risks of investing in the Fund” on page 2 of PEA 67:

Investments in non-U.S. securities may be in the form of sponsored and unsponsored depositary receipts.  Unsponsored depositary receipts may be created without the participation of the foreign issuer.  Holders of these depositary receipts generally bear all of the costs of the depositary facility, and the bank or trust company depositary of an unsponsored depositary receipt may be under no obligation to distribute shareholder communications from the foreign issuer or to pass through voting rights.

21.       Staff Comment:  Under the heading “Master Limited Partnerships” on pages 12-13 of SAI PEA 64 in the “Types of Investments and Associated Risks” section, please confirm whether investing in master limited partnerships is a principal investment strategy of the Fund and whether such investments could generate material income.

Registrant’s Response:  The Registrant confirms that investing in master limited partnerships currently is not a principal investment strategy of the Fund.  As such, investments in master limited partnerships are not expected to generate material income for the Fund or its shareholders.

22.       Staff Comment:  Under the heading “Real Estate Investment Trusts (REITS)” on page 14 of SAI PEA 64 in the “Types of Investments and Associated Risks” section, please confirm whether investing in equity and/or debt securities issued by equity and mortgage REITS is a principal investment strategy of the Fund; if so, please add the required disclosure in the “Risk/Return Summary” section of the Prospectus.

Registrant Response:  The Registrant confirms that investing in equity and/or debt securities issued by equity and mortgage REITS currently is not a principal investment strategy of the Fund.

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23.       Staff Comment:  In the two tables under the heading “Trustee Ownership of Fund Shares” on page 35 of SAI PEA 64 in the “Management of the Funds” section and in all applicable tables throughout the Prospectus and SAI, please distinguish between interested Trustees and independent Trustees.

Registrant Response:  The Registrant confirms that all of the Trustees are independent Trustees.  The Registrant has added the following sentence to the end of the first paragraph in the “Management of the Fund” section on page 30 of SAI PEA 67 to read:

All of the Trustees are Independent Trustees.

24.       Staff Comment:  On page 37 of SAI PEA 64 in the “Management of the Funds” section, please confirm whether the fourth paragraph under the heading ‘Investment Adviser” is accurate with respect to the Fund; i.e., whether “each account managed by the Adviser” refers to the accounts within the Fund or refers to other funds managed by the Adviser.  Please clarify the disclosure accordingly.

Registrant Response:  The Registrant has revised the disclosure on page 37 of SAI PEA 67 to read:

The Advisor manages other investment management accounts in addition to the Fund.  Each account managed by the Advisor has its own investment objective and policies and is managed accordingly by a particular team of portfolio managers.  As a result, from time to time two or more accounts, even if managed by the same team, may pursue divergent investment strategies with respect to investments or categories of investments.

25.      Staff Comment:  In the second paragraph under the heading “Westcore Funds Portfolio Manager Compensation Structure Disclosure” on page 41 of SAI PEA 64 in the “Management of the Funds” section, if performance is measured by a benchmark or index, please disclose the benchmark or index and for subsequent periods in which there is portfolio manager compensation based on performance, provide the base period for such compensation.

Registrant Response:  The Registrant has revised the disclosure on page 41 of the SAI PEA 67 to read:

Denver Investment Advisors LLC is a limited liability company with “members” or “partners” as the owners of the firm.  The compensation structure for partners versus employees differs such that a separate description of portfolio managers’ compensation is required for those portfolio managers who are partners (Mr. Herrick) and those who are “non-partners” (Messrs. Kuppinger and Tesseo).

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As a portfolio manager and partner of Denver Investment Advisors LLC, the primary compensation comes from a base salary and a predetermined percentage of distributed profit. Additionally, the management committee of the Advisor may award an incentive compensation bonus to partners who significantly exceed expectations over an extended period. The criteria for the incentive compensation pool are not tied exclusively to investment performance, but include an evaluation of the following criteria: performance of the investment management accounts managed by the portfolio manager (including the Fund) versus the applicable benchmark index (Russell Microcap Index) and peer group data, growth, and/or retention of assets, profitability, and intangibles. The performance criteria generally emphasizes pre-tax long-term (3-5 years when available) results, however since the Fund’s operations commenced June 23, 2008, the performance considered would be since inception until the Fund achieves a three-year performance record.

Non-partner portfolio manager compensation consists of a base salary, discretionary firm profit sharing and predetermined potential bonus.  A portion of the bonus is determined by the overall pre-tax performance of the investment management accounts managed by the non-partner portfolio manager (including the Fund) in comparison to the applicable benchmark index and peer group data in the same manner as described above for partners.  The remaining portion of the bonus is subjective, based primarily on the portfolio manager’s contributions to the investment process, stock selection and teamwork.

Both partner and non-partner portfolio managers can also participate in the Advisor’s defined contribution retirement plan, which includes normal matching provisions and a discretionary contribution in accordance with applicable tax regulations.

* * *

The Registrant hereby acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

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If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

 /s/ JoEllen L. Legg

JoEllen L. Legg

Secretary of Westcore Trust

cc:        Jasper R. Frontz, Denver Investment Advisors LLC

            Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

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[Davis Graham & Stubbs LLP Letter]

April 5, 2007

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:       Westcore Funds

Dear Mr. Greene:

In our telephone conversation on April 2, 2007, you informed us as counsel to the Westcore Funds, that it appeared that, since 2005, the Westcore Trust had not filed a fidelity bond and related information concerning its approval by the Trustees, as required by Rule 17g‑1 under the Investment Company Act of 1940.  This letter is intended to confirm information provided to you in telephone conversations on April 4, 2007, about the filing in 2006 of the bond and related material.

On June 7, 2006, Westcore forwarded by Federal Express overnight delivery, a copy of the fidelity bond that it had received from the insurer only three days before.  That filing was made on paper because the requirement to file such material by EDGAR did not become effective until days later.  Because we are informed that this material has not been found in the Trust’s 1940 Act file, the Company is re-filing the cover letter and all related material by EDGAR concurrently with the filing of this letter.  That filing will evidence the fact that appropriate bond coverage, duly approved by the Trustees of the Trust, was in effect during the period when it appeared that a delinquency in filing may have existed.

Although we are unable to explain why the material sent by Federal Express in June 2006 apparently was never placed in the Trust’s file at the Commission, we anticipate that the fact that, in the future, such filings will be made on EDGAR in accordance with the present rules, will eliminate any recurrence of such an apparent delinquency.

You also requested an explanation as to why the Chief Compliance Officer’s Report did not call attention to this apparent delinquency in filing the fidelity bond.  The Chief Compliance Officer, having been the person who signed the letter that was sent by Federal Express to file the bond and related required materials, knew that the Trust had timely sent the bond for filing and believed that the paper filing had reached the Commission’s files.

Lester R. Woodward . 303 892 7392 . les.woodward@dgslaw.com

Mr. Larry Greene

April 5, 2007

If you have any further questions about this matter, please do not hesitate to contact either me or Peter Schwartz at this office.

Very truly yours,

/s/ Lester R. Woodward

            for
DAVIS GRAHAM & STUBBS LLP

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